UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

MongoDB, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60937P106

(CUSIP Number)

James Houghtlin

Whale Rock Capital Management LLC

2 International Place, 24th Floor

Boston, MA 02110

(617) 502-9909

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60937P106

1	NAME OF REPORTING PERSON

Whale Rock Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,830,271
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,830,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,830,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.74%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 60937P106

1	NAME OF REPORTING PERSON

Alexander Sacerdote
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,830,271
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,830,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,830,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.74%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 60937P106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to Class A Common Stock ("Class A Common Stock") of MongoDB, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 229 W. 43rd Street, 5th Floor, New York, New York 10036.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Whale Rock Capital Management LLC ("Whale Rock") and Alexander Sacerdote (together with Whale Rock, the "Reporting Persons").
(b)	The business address of each of the Reporting Persons is c/o Whale Rock Capital Management LLC, Two International Place, 24th Floor, Boston, Massachusetts 02110.
(c)	Whale Rock serves as investment manager for certain investment limited partnerships (the "Accounts"). Mr. Sacerdote is the managing member and owner of Whale Rock.
(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
(f)	See Item 6 of the cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were purchased in open market transactions for an aggregate $151,157,309.61, using working capital of the Accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Class A Common Stock on behalf of the Accounts for investment purposes in the ordinary course of business.

The Reporting Persons may cause the Accounts to acquire additional shares of Class A Common Stock and/or other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis the Accounts' investment in the Issuer and their options with respect to such investment.

From time to time, the Reporting Persons may engage in discussions with the Issuer's Board of Directors and/or members of the Issuer's management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages. The percentages reported herein are calculated based upon the statement in the Issuer's Quarterly Report on Form 10-K, as filed with the Securities and Exchange Commission on March 30. 2018, that there were 13,325,834 shares of Class A Common Stock of the Issuer outstanding as of March 26, 2018.

Shares reported herein represent shares owned by the Accounts. Shares reported herein for Mr. Sacerdote represent shares beneficially owned by the Accounts for which Whale Rock serves as investment manager. Mr. Sacerdote is the managing member of Whale Rock Capital. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Whale Rock serves as investment manager of the Accounts, and Mr. Sacerdote serves as managing member and owner of Whale Rock. Accordingly, each of the Reporting Persons may be deemed to beneficially own Securities owned by the Accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Reporting Persons is, for any other purpose, the beneficial owner of any of the Securities, and each disclaims beneficial ownership as to the securities, except to the extent of its or his pecuniary interests therein.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities insofar as they may be deemed to share the power to direct the voting or disposition of the securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities, and such beneficial ownership is expressly disclaimed.

(c) The following table lists transactions in the Common Stock purchased by the Reporting Persons on behalf of the Accounts during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price per share
Open market purchase	3/26/18	52,799	$44.75[1]
Open market purchase	3/27/18	48,594	$44.90
Open market purchase	3/27/18	53,390	$43.39
Open market purchase	3/27/18	150,000	$42.63
Open market purchase	3/28/18	174,112	$41.28[2]
Open market purchase	3/29/18	77,967	$43.32
Open market purchase	4/2/18	92,276	$43.47[3]
Open market purchase	4/3/18	13,107	$44.93
Open market purchase	4/17/18	651,430	$38.69[4]
Open market purchase	4/26/18	851,746	$36.87[5]
Open market purchase	5/3/18	450,000	$38.35
Open market purchase	5/8/18	14,850	$38.14
Open market purchase	5/8/18	1,200,000	$40.26

(1) Represents the weighted average purchase price of shares purchased at prices ranging from $44.67 to $44.78 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

(2) Represents the weighted average purchase price of shares purchased at prices ranging from $41.27 to $41.38 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

(3) Represents the weighted average purchase price of shares purchased at prices ranging from $43.13 to $43.88 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

(4) Represents the weighted average purchase price of shares purchased at prices ranging from $38.61 to $38.86 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

(5) Represents the weighted average purchase price of shares purchased at prices ranging from $36.69 to $37.30 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein, with Whale Rock Flagship Master Fund LP having such right with respect to more than 5% of the outstanding shares of Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among the Reporting Persons, dated May 10, 2018.

4

CUSIP NO. 60937P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2018

By:	/s/ Alexander Sacerdote
	Name:	Alexander Sacerdote
	Title:	Managing Member of Whale Rock Capital Management LLC and Individually